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                  [Letterhead of Jones Day Reavis & Pogue]

                                                                     Exhibit 8.1


                               January 27, 1998



The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

Ladies and Gentlemen:

        In Connection with the Joint Proxy Statement/Prospectus on Form S-4, dated January 27, 1998 (the "Joint Proxy Statement/Prospectus"), relating to the merger of a subsidiary of The Williams Companies, Inc. ("Williams") with and into MAPCO Inc.("MAPCO"), you have requested our opinion with respect to the matters set forth below.

        In formulating our opinion, we have relied, without independent investigation, upon the completeness and accuracy of the statements of fact and representations set forth or described in the Joint Proxy Statement/Prospectus, including all appendices and attachments thereto, and have assumed that the Merger will be consummated in the manner contemplated by and in accordance with the terms set forth in the Joint Proxy Statement/Prospectus.

        Based upon the statements of fact, representations, and assumptions set forth above, we are of the opinion that the section of the Joint Proxy Statement/Prospectus entitled "Certain Federal Income Tax Consequences of the Merger to MAPCO Stockholders" accurately summarizes the material federal income tax consequences of the Merger to holders of MAPCO Common Stock.

        We hereby consent to the filing of this opinion as an exhibit to the Joint Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

                                                Very truly yours,



                                               /s/  Jones, Day, Reavis & Pogue